October 24, 2007

Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549, Mailstop 4561

Re:	Electronic Arts Inc.
Form 10-K for the Fiscal Year Ended March 31, 2007
Form 10-Q for the Quarterly Period Ended June 30, 2007
Form 8-K Filed on August 1, 2007
File No. 000-17948

Dear Mr. Krikorian:

We are submitting this letter in response to the Staff’s comment letter dated October 5, 2007 concerning the filings listed above. The numbering of the paragraphs below corresponds to the numbering of the Staff’s October 5, 2007 comment letter, which, for your convenience, we have incorporated into this response in italics.

Form 10-K for the fiscal year ended March 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 31

Revenue Recognition, Sales Returns, Allowances and Bad Debt Reserves, page 32

1.	You indicate in response to prior comment 2 that, in fiscal 2007, the separate fee charged for online services allowed you to determine VSOE of fair value for the online services. Explain in detail why you believe the separate fee was sufficient to establish VSOE of fair value in accordance with paragraph 10 of SOP 97-2. As part of your response, clarify whether the separate fee was the stated price in the contract.

EA’s Response

During fiscal 2007, we sold approximately 35 million copies of online-enabled software games for which we offered an online service. For approximately 22 million copies, or 62%, of these games, we charged a separate fee for the online service. When a consumer attempted to initially play one of these games online, the consumer was required to complete an online registration agreement with us at which time we charged an incremental $2.00 fee for the online service separate from the original software sale. During fiscal 2007, approximately 2 million online registrations were completed for which we collected directly or indirectly a $2.00 fee. No online registrations were completed for the other 20 million copies of online-enabled games we sold and no online service was provided for these copies. We concluded that the price we charged when the online service was sold separately in the 2 million online registrations in fiscal 2007 was sufficient to establish vendor specific objective evidence of fair value (“VSOE”) for the online service in accordance with paragraph 10 of SOP 97-2.

2.	It appears, based on your response to prior comment 2, that for other game sales where you did not charge a separate fee for online hosting services, you utilized what you considered VSOE of fair value based on other arrangements in which VSOE had been determined to allocate the total price received from the sale between the software product and the online hosting service and recognize the related revenue separately. Tell us how you determined that you had a sufficient history of separate sales to apply your VSOE of fair value rate to online-enabled games whereby no separate fee was charged for the online hosting services. In this regard, quantify the number of arrangements where a separate fee was charged for online hosting services and VSOE had been established compared to the total number of arrangements that include online hosting services without a separate fee.

EA’s Response

We advise the Staff that the nature of, and the service period for, our online service is substantially the same in all online-enabled games. Therefore, as discussed in our response to Comment 1 above, we believe the price we charged separately for the online service on 22 million online-enabled games provided VSOE for the online service offered for the other 13 million online-enabled games where this service was not charged for separately but was accounted for as an additional deliverable in the original sale of the software.

Consolidated Statements of Operations, page 64

3.	We note your response to prior comment 3. Notwithstanding your desire to comply with Rule5-03(b) of Regulation S-X, we believe that the revenue presentation in your Consolidated Statements of Operations should be consistent with GAAP. Tell us how fiscal 2007 VSOE of fair value rates is an appropriate systematic and rational method for this allocation given that it is not consistent with GAAP. Tell us what consideration you have given to presenting separate revenue, and related cost of revenue, line items for bundled arrangements that are not separable, because of the absence of VSOE for the undelivered service element beginning in fiscal 2008. As part of your response, tell us the significance of revenue generated from the bundled arrangements that include online services.

EA’s Response

We respectfully advise the Staff that, except for the fact that we do not have VSOE, our use of the residual method to allocate fiscal 2008 revenue between products and services is consistent with GAAP. While we do not have VSOE for the online service for fiscal 2008 sales for revenue recognition purposes, we believe the fee charged in fiscal 2007 is a reasonable approximation of the fair value of the online service offered for fiscal 2008 sales given the nature of the products sold and the online service offered is essentially the same. Accordingly, we believe that the fee charged in fiscal 2007 and the residual method of allocation is appropriate to use for making a systematic and rational allocation of our revenue between products and services in fiscal 2008 for purposes of determining whether a separate revenue and related cost of revenue line item is required in our consolidated statement of operations.

For the three months ended June 30, 2007, we recognized $13 million of net revenue (and deferred $53 million to future periods) associated with fiscal 2008 online-enabled game sales for which we offered the online service without charging a separate fee. Upon analysis, we concluded that presenting a separate bundled revenue and related cost of revenue line item for bundled arrangements beginning in fiscal 2008 would not provide a faithful representation of our business. We considered the following facts in reaching this conclusion:

•

Lack of comparability between fiscal years. Presenting a separate bundled revenue line item for fiscal 2008 would have resulted in a lack of comparability between fiscal years because similar products would be classified differently year-over-year. For example, FIFA Soccer 07 was classified as product revenue in fiscal 2007 whereas FIFA Soccer 08 would be classified as bundled revenue in fiscal 2008.

•

Lack of comparability between franchise titles. Within a fiscal year, given the difference in our online service offering for the same game on different hardware platforms, certain versions of our franchise titles would be classified as product revenue while other versions would be classified as bundled revenue. For example, Need for Speed Carbon on PlayStation 3 is online enabled while Need for Speed Carbon on PlayStation 2 is not. In addition, from year to year, a franchise title for a particular platform may or may not be online enabled. For example, in fiscal 2008, Madden NFL 08 on Nintendo Wii was online enabled while in fiscal 2007, Madden NFL on Nintendo Wii was not.

•

Similarity of online-enabled games to games that are not online enabled. All of our games, whether or not online enabled, are manufactured in the same way, held in inventory the same way, sold the same way, and warranted the same way. From a cost of goods sold perspective, there is no difference between the two types of games other than nominal incremental server costs, which is included in cost of goods sold.

•

Materiality of the cost to provide the online service. The total cost of providing the online service is approximately $1 million per quarter, or less than 1% of our total cost of goods sold for the three months ended June 30, 2007. This represents our estimate of the server costs to provide the online service.

•

Consumers’ perception of value of the online service. Consumers do not consider the value of our online-enabled games to be significantly different from our games that are not online enabled. We believe that consumers’ perception of the value of the online service is insignificant in relation to the overall value of the game. We estimate that less than 10% of the consumers who purchased an online-enabled game for which we offered the related online service – regardless of whether we separately charged a fee – actually used the online service. Also, we noted that from a competitive perspective, consumers do not pay a fee for similar online services provided by other independent video game publishers. Therefore, we concluded that, although the online service is a separate deliverable for revenue recognition purposes, the average consumer does not place a significant amount of value on the online service even when we do not separately charge a fee.

•

Lack of comparability with other independent video game publishers. We noted that other independent video game publishers do not present a bundled revenue or cost of revenue line item. From an investor's perspective, our current presentation facilitates comparability with other similarly-situated independent video game publishers.

Form 8-K filed August 1, 2007

Exhibit 99.1

4.	In response to prior comment 4, you indicate that you did not exclude the change in deferred net revenue from your non-GAAP measures for periods prior to fiscal 2008 because such amounts were immaterial to total net revenue for fisca1 2007. Tell us what consideration you gave to the materiality of the change in deferred net revenue to your presentation of non-GAAP net loss and non-GAAP loss per share in your earnings release. Provide us with your comprehensive analysis of the materiality. To the extent material, tell us what consideration you gave to only including the change in deferred revenue that relates to OEPG arrangements where VSOE cannot be determined in your calculation of non-GAAP measures in future earnings releases.

EA’s Response

We considered a number of factors in determining whether to revise our previously disclosed non-GAAP financial measures to reflect the impact of the change in deferred net revenue for periods prior to fiscal 2008. For the reasons noted in our response to prior Comment 4, as well as those noted below, we ultimately concluded that the impact of the change in deferred net revenue (packaged goods and digital content) was not sufficient enough to our operating results, or meaningful enough from an internal management reporting perspective, to warrant revising our previously disclosed non-GAAP financial measures. In reaching this conclusion, we considered the following in particular:

•

Our previously disclosed non-GAAP financial measures prior to fiscal 2008 reflect how management evaluated our performance during that period. Similarly, today, when doing a comparative analysis to prior periods, our management team uses our previously disclosed non-GAAP financial measures.

•

If we were to revise our non-GAAP financial measures for fiscal 2007, (a) our non-GAAP net revenue would increase by $21 million to approximately $3,112 million, (b) our non-GAAP net income would increase by $17 million to approximately $264 million, and (c) non-GAAP earnings per share would increase by $0.05 to approximately $0.83.

•

Our determination not to revise our previously disclosed non-GAAP financial measures for periods prior to fiscal 2008 has no impact on the non-GAAP amounts we will disclose in fiscal 2008. The amount of deferred net revenue on our balance sheet as of April 1, 2007 (the beginning of fiscal 2008) is the starting point we are using to determine the change in deferred net revenue (packaged goods and digital content).

•

Our determination not to revise our previously disclosed non-GAAP financial measures does not mask a trend in our earnings nor does it prevent our reported profit from being reported as a loss; rather, it prevents us from reporting a greater amount of profit.

•

For fiscal 2008, we expect significant increases in non-GAAP net revenue and net income as compared to fiscal 2007. Our determination not to revise our previously disclosed non-GAAP financial measures does not affect these expectations or the trend.

•

Our determination not to revise our previously disclosed non-GAAP financial measures does not affect our compliance with regulatory requirements, loan covenants or other contractual agreements nor does it conceal any unlawful transactions.

•	Our determination not to revise our previously disclosed non-GAAP financial measures does not affect management compensation.

Finally, we advise the Staff that we do not believe it would be appropriate to only include the change in deferred net revenue that relates to OEPG arrangements where VSOE cannot be determined in our non-GAAP financial measures in future earnings releases for the following reasons:

•

Adjusting our non-GAAP financial measures to reflect the deferral and recognition of net revenue from OEPG arrangements where we had VSOE in fiscal 2007 and micro-transactions is consistent with our fiscal 2008 internal management reporting.

•

If we had not adjusted our non-GAAP financial measures to reflect changes in deferred net revenue from OEPG arrangements where we had VSOE in fiscal 2007, our fiscal 2008 non-GAAP net revenue would have been overstated by $18 million and $5 million for the three months ended June 30, 2007 and September 30, 2007, respectively.

•	We expect changes in deferred net revenue from fiscal 2007 OEPG transactions to be less than $1 million in total after the three months ended September 30, 2007.

•	We do not anticipate changes in deferred net revenue from micro-transactions will be material in any given period for the foreseeable future.

•

For internal management purposes, we consider the online service that gives rise to the deferral of net revenue from micro-transactions to be essentially the same as the online service that gives rise to the deferral of net revenue from our OEPG arrangements.

5.	We note from your earnings release that a lack of comparison to periods during which you are no longer able to objectively determine the fair value of online hosting services is one of the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors. Tell us your intentions for continuing to exclude the impact of the change from your non-GAAP financial measures once the period to period comparison exists on a GAAP basis.

EA’s Response

We advise the Staff that, although we regularly evaluate the usefulness and appropriateness of our non-GAAP financial measures and could decide to make changes at a later point in time, we currently intend to exclude the impact of the change in deferred net revenue (packaged goods and digital content) from our non-GAAP financial measures for the foreseeable future.

As we indicated in our August 1, 2007 earnings release, our industry is subject to long-term business cycles, which have historically lasted four to six years. We analyze our business and operating performance in the context of these business cycles, comparing our operating performance at similar stages of different cycles. While we believe that it is important to exclude the impact of the change in deferred net revenue (packaged goods and digital content) from our non-GAAP financial measures for purposes of year-over-year comparability, we believe that it is equally important to do so in order to facilitate comparability and a better understanding of the performance of our business over the long term.

In addition, from an investor perspective, we note that we are the only public independent video game publisher that defers significant amounts of net revenue. We believe it is important to exclude the change in deferred net revenue (packaged goods and digital content) from our non-GAAP financial measures in order to facilitate long-term comparisons with other independent video game publishers.

Finally, as indicated in the August 1, 2007 earnings release, internally, as of April 1, 2007 our management began to exclude the impact of the change in deferred net revenue (packaged goods and digital content) when evaluating our operating performance, when planning, forecasting and analyzing future periods, and when assessing the performance of, and determining the compensation for, our management team.

* * *

We trust this response addresses the Staff’s concerns raised in its October 5, 2007 comment letter. We look forward to discussing any remaining items of concern with the Staff as soon as possible. If you have any questions, please do not hesitate to contact me at (650) 628-7768.

Sincerely,

/s/ Kenneth A. Barker
Kenneth A. Barker
Chief Accounting Officer

cc:	Melissa Walsh
Jason Niethamer
Securities and Exchange Commission

Warren C. Jenson
Stephen G. Bené, Esq.
Electronic Arts Inc.

Laurie Mullen
KPMG LLP